                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K


(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 1996

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780




                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.
                               1177 Summer Street
                        Stamford, Connecticut 06905-5529
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES



                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329


                           DECEMBER 31, 1996 AND 1995

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995





                                                                      PAGE
                                                                      ----

Report of Independent Public Accountants                                1

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1996                           2

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1995                           3

Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the Year Ended December 31, 1996         4

Notes to Financial Statements                                           5-9

Schedule I
     Item 27(a) Schedule of Assets Held for Investment Purposes as
     of December 31, 1996                                               10

Schedule II
     Item 27(d) Schedule of Reportable Transactions for the Year
     Ended December 31, 1996                                            11-13

Consent of  Independent Public Accountants                              14

Signatures                                                              15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits with fund information of the Rayonier Investment and Savings Plan for Salaried Employees as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits with fund information for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits with fund information and statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 16, 1997

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996


                                                                                                               LOAN
                                                        FUND A       FUND B        FUND C        FUND D        FUND         TOTAL
                                                      -----------  -----------   -----------   -----------  -----------  -----------
ASSETS

Receivables:
     Accrued income                                   $       753  $        34   $    90,084   $        96  $        --  $    90,967
     Employer contributions                                86,001           --           912            --           --       86,913
     Member contributions                                  46,478       66,410        51,483        19,690           --      184,061
                                                      -----------  -----------   -----------   -----------  -----------  -----------

           Total receivables                              133,232       66,444       142,479        19,786           --      361,941

Investments, at fair value (Note 2):
     Banker's Trust Pyramid Discretionary Cash Fund       552,371           --         1,627         3,254           --      557,252
     Banker's Trust Pyramid Equity Index Fund                  --   16,049,213            --            --           --   16,049,213
     Banker's Trust Pyramid Open End GIC Fund                  --           --    18,440,555            --           --   18,440,555
     Prudential Jennison Balanced Account                      --           --            --     4,602,531           --    4,602,531
     Rayonier Inc. Common Shares                       35,005,790           --            --            --           --   35,005,790
     Member loans receivable                                   --           --            --            --    1,580,133    1,580,133
                                                      -----------  -----------   -----------   -----------  -----------  -----------

           Total investments                           35,558,161   16,049,213    18,442,182     4,605,785    1,580,133   76,235,474
                                                      -----------  -----------   -----------   -----------  -----------  -----------

           Total assets                                35,691,393   16,115,657    18,584,661     4,625,571    1,580,133   76,597,415

LIABILITIES

Accounts payable                                            7,144        2,948         3,657           865           --       14,614
                                                      -----------  -----------   -----------   -----------  -----------  -----------

           Total liabilities                                7,144        2,948         3,657           865           --       14,614

                                                      -----------  -----------   -----------   -----------  -----------  -----------

           NET ASSETS AVAILABLE FOR BENEFITS          $35,684,249  $16,112,709   $18,581,004   $ 4,624,706  $ 1,580,133  $76,582,801
                                                      ===========  ===========   ===========   ===========  ===========  ===========

The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995


                                                                                                               LOAN
                                             FUND A       FUND B       FUND C       FUND D       FUND I        FUND         TOTAL
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Receivables:
  Accrued income                           $     1,073  $        42  $    82,555  $        40  $     1,275  $        --  $    84,985
  Employer contributions                        46,725           --          579           --           --           --       47,304
  Member contributions                          25,054       28,252       43,285        9,007           --           --      105,598
  Other member receivables                          --           --       37,515           --       37,155           --       74,670
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total receivables                       72,852       28,294      163,934        9,047       38,430           --      312,557

Investments, at fair value (Note 2):
  Banker's Trust Pyramid Discretionary
    Cash Fund                                  361,202           --       37,155        2,000      145,540           --      545,897
  Banker's Trust Pyramid Equity Index
    Fund                                            --    8,280,500           --           --           --           --    8,280,500
  Banker's Trust Pyramid Open End GIC
    Fund                                            --           --   16,728,557           --           --           --   16,728,557
  Prudential Jennison Balanced Account              --           --           --    1,716,862           --           --    1,716,862
  Rayonier Inc. Common Shares               10,592,691           --           --           --           --           --   10,592,691
  ITT Hartford Group common stock                   --           --           --           --   10,062,968           --   10,062,968
  ITT Industries Inc. common stock                  --           --           --           --    4,992,480           --    4,992,480
  ITT Corporation common stock                      --           --           --           --   11,025,060           --   11,025,060
  Member loans receivable                           --           --           --           --           --    1,531,405    1,531,405
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total investments                   10,953,893    8,280,500   16,765,712    1,718,862   26,226,048    1,531,405   65,476,420
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total assets                        11,026,745    8,308,794   16,929,646    1,727,909   26,264,478    1,531,405   65,788,977

LIABILITIES

Accounts payable                                66,560           --           --           --           --           --       66,560
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total liabilities                       66,560           --           --           --           --           --       66,560

                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

        NET ASSETS AVAILABLE FOR BENEFITS  $10,960,185  $ 8,308,794  $16,929,646  $ 1,727,909  $26,264,478  $ 1,531,405  $65,722,417
                                           ===========  ===========  ===========  ===========  ===========  ===========  ===========

The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                FUND A        FUND B         FUND C       FUND D
                                             ------------  ------------  ------------  ------------
ADDITIONS

  Additions to net assets attributed to:
  Investment Income:
       Net appreciation in fair value of
         investments                         $  2,937,386  $  2,710,076  $         --  $    423,155
       Dividends                                  908,633            --            --            --
       Interest                                    35,293         1,922     1,021,044         1,323
                                             ------------  ------------  ------------  ------------
                                                3,881,312     2,711,998     1,021,044       424,478
  Contributions:
       Employer's                               1,632,273            --        29,353            --
       Members'                                 1,096,317     1,405,777     1,278,060       403,138
                                             ------------  ------------  ------------  ------------
                                                2,728,590     1,405,777     1,307,413       403,138
                                             ------------  ------------  ------------  ------------
Total additions                                 6,609,902     4,117,775     2,328,457       827,616
                                             ------------  ------------  ------------  ------------

DEDUCTIONS

  Deductions from net assets attributed to:

       Distributions to members                 1,526,419     1,005,348       961,590       133,556
       Administrative expenses                     76,253        32,948        46,933         8,933
                                             ------------  ------------  ------------  ------------
Total deductions                                1,602,672     1,038,296     1,008,523       142,489
                                             ------------  ------------  ------------  ------------
Net increase prior to interfund transfers       5,007,230     3,079,479     1,319,934       685,127
Interfund transfers                            19,716,834     4,724,436       331,424     2,211,670
                                             ------------  ------------  ------------  ------------
Net increase / (decrease)                      24,724,064     7,803,915     1,651,358     2,896,797

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of period                          10,960,185     8,308,794    16,929,646     1,727,909
                                             ------------  ------------  ------------  ------------
  End of period                              $ 35,684,249  $ 16,112,709  $ 18,581,004  $  4,624,706
                                             ============  ============  ============  ============

                                                                 LOAN
                                                 FUND I          FUND          TOTAL
                                              ------------   ------------   ------------
ADDITIONS

  Additions to net assets attributed to:
  Investment Income:
       Net appreciation in fair value of
         investments                          $  1,809,902   $         --   $  7,880,519
       Dividends                                   102,292             --      1,010,925
       Interest                                     11,155        107,026      1,177,763
                                              ------------   ------------   ------------
                                                 1,923,349        107,026     10,069,207
  Contributions:
       Employer's                                       --             --      1,661,626
       Members'                                         --             --      4,183,292
                                              ------------   ------------   ------------
                                                        --             --      5,844,918
                                              ------------   ------------   ------------
Total additions                                  1,923,349        107,026     15,914,125
                                              ------------   ------------   ------------

DEDUCTIONS

  Deductions from net assets attributed to:

       Distributions to members                  1,185,438         56,627      4,868,978
       Administrative expenses                      19,696             --        184,763
                                              ------------   ------------   ------------
Total deductions                                 1,205,134         56,627      5,053,741
                                              ------------   ------------   ------------
Net increase prior to interfund transfers          718,215         50,399     10,860,384
Interfund transfers                            (26,982,693)        (1,671)            --
                                              ------------   ------------   ------------
Net increase / (decrease)                      (26,264,478)        48,728     10,860,384

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of period                           26,264,478      1,531,405     65,722,417
                                              ------------   ------------   ------------
  End of period                               $         --   $  1,580,133   $ 76,582,801
                                              ============   ============   ============


               The accompanying notes to the financial statements
                    are an integral part of this statement.

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General

         The Plan is a defined contribution plan covering all full-time salaried employees of Rayonier Inc. (the Company) upon the first day of any month following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      Contributions

         Each year, members may elect to contribute up to 16 percent of the Member's Salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof. Each Plan year the Company contributes to the retirement account of each Member an amount equal to one-half of one percent of the Member's Salary for the Plan year. Effective July 1, 1995, the Plan was amended to increase the Company's matching contribution to 60 percent (from 50 percent) of the first 6 percent of each member's Salary that a Member contributes to the plan. Member before-tax contributions were limited by the Internal Revenue Service to $9,500 per year per Member during 1996 and $9,240 during 1995.

         (c)      Member Accounts

         Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings and administrative expenses are allocated to Member accounts based upon account balances. Forfeited balances of terminated Members' nonvested accounts are used to reduce future Company contributions. The benefit to which a Member is entitled is the benefit that can be provided from the member's vested account.

         (d)      Vesting

         Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A Member vests 20 percent for each year of service with full vesting after five years of service.

         (e)      Investment Options

         Contributions to the Plan are invested in the following funds:

         FUND A
         Funds are invested in Rayonier Inc. Common Shares.

         FUND B
         Funds are invested in a commingled fund comprised of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index ("S&P 500"), with the objective of providing investment results which will approximate the performance of the S&P 500.

         FUND C
         Funds are invested in a commingled fund comprised of a diversified portfolio of benefit responsive Guaranteed Investment Contracts issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

         FUND D
         Funds are invested in a commingled fund comprised of a diversified portfolio of equity securities, fixed income securities and money market instruments.

         FUND I
         Funds are invested in the common stock of ITT Corporation, ITT Industries, Inc. and ITT Hartford Group (now the Hartford Financial Services Group).

       Upon enrollment in the Plan, a Member may direct employee contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly. All Company contributions are made to Fund A with the following exception: a member who has attained age 55 may direct all or part of the member's Company contribution to Fund C.

         As of March 31, 1996, the Plan terminated Fund I and redistributed the amounts invested in Fund I to other Plan funds. The amounts held in the Company Contributions Account and the Retirement Account were redistributed to Fund A. The amounts held in the Members' Contribution Account were redistributed to any of the other funds at the direction of the Members. If a Member did not inform the Plan Administrator how a Member's funds were to be directed, the Plan Administrator transferred the Member's fund balance to Fund A on March 31, 1996.

         (f)      Member Loans

         Members may borrow from their fund accounts a minimum of $1,000. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a Member borrow from the Member's Retirement Account. Loan transactions are treated as transfers between the investment funds and the Loan funds. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that range from 7.0 percent to 11.5 percent at both December 31, 1996 and 1995. Principal and interest are paid ratably through monthly payroll deductions.

         (g)      Payment of Benefits

         Upon termination, a Member may apply for distribution of the value of the member's vested account balance. Alternatively, upon termination, a Member whose vested account balance exceeds $3,500 may elect to defer distribution until no later than the January 31 valuation date immediately following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $3,500, the Member may elect to receive benefit payments in annual installments generally over a period not to exceed twenty years.

         (h)      Forfeited Accounts

         Forfeited nonvested accounts are used to reduce future employer contributions. In 1996, employer contributions were reduced by $52,168 from forfeited nonvested accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Accounting

         The accompanying financial statements of the Plan are prepared under the accrual method of accounting and are based on information certified to be complete and accurate by the trustee.

         (b)      Use of Estimates

         The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reported period.
Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investments in Rayonier Inc. Common Shares, ITT Corporation common stock, ITT Industries, Inc. common stock, and ITT Hartford Group common stock are valued based upon quoted market prices. Member loans receivable are valued at cost which approximates fair value.

         Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee of each fund based upon the current market values of the underlying assets of the trust. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 1996 for the Banker's Trust Pyramid Discretionary Cash Fund, the Banker's Trust Pyramid Equity Index Fund, and the Banker's Trust Pyramid Open End GIC Fund have been filed directly with the Department of Labor under the EIN # 13-6043638. The statement of net assets as of December 31, 1996 for the Prudential Jennison Balanced Account has been filed as an attachment to the Plan's December 31, 1996 Form 5500.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on an average cost basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

         (d)      Payment of Benefits

         Benefits are recorded when paid.

3.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of commingled investment funds managed by Banker's Trust Company (BT). BT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid to BT for investment management services related to the Plan amounted to $56,784 in 1996. In addition, certain Plan investments are Rayonier Inc. Common Shares. As Rayonier Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                 As of December 31,
                                                               1996                1995
                                                           ------------        ------------
Net assets available for plan benefits per the
      financial statements                                 $ 76,582,801        $ 65,722,417
Amounts allocated to withdrawing members                     (1,515,452)            (71,403)
                                                           ------------        ------------

Net assets available for plan benefits per Form 5500       $ 75,067,349        $ 65,651,014
                                                           ============        ============

         The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                             Year Ended
                                                            December 31,
                                                               1996
                                                            ----------
Benefits paid to members per the financial statements        4,868,978
Add:  Amounts allocated to withdrawing
   members - current year                                    1,515,452
Less: Amounts allocated to withdrawing
   members - prior year                                        (71,403)
                                                            ----------
Benefits paid to members per Form 5500                       6,313,027
                                                            ==========

         Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.       TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.       ADMINISTRATIVE EXPENSES

         An annual charge to the Plan of up to 0.25 percent of the market value of the assets held by the Plan is charged for expenses incurred in conjunction with Plan administration. Such expenses include, but are not limited to, investment management, trustee, record-keeping and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                                      SCHEDULE I


           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329


(a)                                           (b)(c)                                     (d)               (e)
                                                                                                          Current
                Units / Shares               Description                                  Cost             Value
               -----------------  ----------------------------------------------      -------------    ---------------
 *                 557,252        Banker's Trust Pyramid Discretionary Cash Fund       $    557,252        $   557,252

 *                   9,442        Banker's Trust Pyramid Equity Index Fund               11,965,287         16,049,213

 *              18,440,555        Banker's Trust Pyramid Open End GIC Fund               18,440,555         18,440,555

                 1,922,906        Prudential Jennison Balanced Account                    3,966,309          4,602,531

 *                 912,203        Rayonier Inc. Common Shares                            31,912,354         35,005,790

 **              1,580,133        Member loans receivable                                        --          1,580,133
                                                                                        -----------        -----------
                                                                                        $66,841,757        $76,235,474
                                                                                        ===========        ===========

*        Denotes party-in-interest.

** The loans bear fixed interest rates that range from 7.0 percent to 11.5 percent.

                                                                     SCHEDULE II

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

        (a)                            (b)                                             (c)                    (d)


    Identity of                                                                      Purchase              Selling
       Party                 Description of Transaction                                Price                Price
-----------------------  -----------------------------------------------          ---------------       ---------------
Series of Transactions
-----------------------
Banker's Trust           Purchase of 49,728,375 shares of the Banker's
    Company              Trust Pyramid Discretionary Cash Fund                    $    49,728,375       $            --
                                                                                  ===============       ===============

Banker's Trust           Sale of 49,717,019 shares of the Banker's Trust
    Company              Pyramid Discretionary Cash Fund                          $            --       $    49,717,019
                                                                                  ===============       ===============

Banker's Trust           Purchase of 5,702 shares of the Banker's Trust
    Company              Pyramid Equity Index Fund                                $     8,529,181       $            --
                                                                                  ===============       ===============

Banker's Trust           Sale of 2,257 shares of the Banker's Trust Pyramid
    Company              Equity Index Fund                                        $            --       $     3,470,543
                                                                                  ===============       ===============

Banker's Trust           Purchase of 5,020,983 shares of the Banker's
    Company              Trust Pyramid Open End GIC Fund                          $     5,020,983       $            --
                                                                                  ===============       ===============

Banker's Trust           Sale of 3,308,986 shares of the Banker's Trust
    Company              Pyramid Open End GIC Fund                                $            --       $     3,308,986
                                                                                  ===============       ===============

Banker's Trust           Purchase of 1,473,799 shares of the Prudential
    Company              Jennison Balanced Account                                $     3,255,398       $            --
                                                                                  ===============       ===============

        (a)                            (b)                                           (g)               (h)              (i)
                                                                                                  Current Value
                                                                                                   of Asset on          Net
    Identity of                                                                    Cost of         Transaction          Gain
       Party                 Description of Transaction                             Asset              Date            (Loss)
-----------------------  -----------------------------------------------         -----------       -----------       -----------
Series of Transactions
-----------------------
Banker's Trust           Purchase of 49,728,375 shares of the Banker's
    Company              Trust Pyramid Discretionary Cash Fund                   $49,728,375       $49,728,375       $        --
                                                                                 ===========       ===========       ===========

Banker's Trust           Sale of 49,717,019 shares of the Banker's Trust
    Company              Pyramid Discretionary Cash Fund                         $49,717,019       $49,717,019       $        --
                                                                                 ===========       ===========       ===========

Banker's Trust           Purchase of 5,702 shares of the Banker's Trust
    Company              Pyramid Equity Index Fund                               $ 8,529,181       $ 8,529,181       $        --
                                                                                 ===========       ===========       ===========

Banker's Trust           Sale of 2,257 shares of the Banker's Trust Pyramid
    Company              Equity Index Fund                                       $ 2,748,818       $ 3,470,543       $   721,725
                                                                                 ===========       ===========       ===========

Banker's Trust           Purchase of 5,020,983 shares of the Banker's
    Company              Trust Pyramid Open End GIC Fund                         $ 5,020,983       $ 5,020,983       $        --
                                                                                 ===========       ===========       ===========

Banker's Trust           Sale of 3,308,986 shares of the Banker's Trust
    Company              Pyramid Open End GIC Fund                               $ 3,308,986       $ 3,308,986       $        --
                                                                                 ===========       ===========       ===========

Banker's Trust           Purchase of 1,473,799 shares of the Prudential
    Company              Jennison Balanced Account                               $ 3,255,398       $ 3,255,398       $        --
                                                                                 ===========       ===========       ===========

                                                                     SCHEDULE II
                                                                     (Continued)

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

         (a)                                 (b)                                  (c)             (d)           (g)


      Identity of                                                               Purchase        Selling       Cost of
        Party                      Description of Transaction                    Price           Price         Asset
----------------------  -------------------------------------------------   ---------------   -----------   -----------
Series of Transactions
----------------------
Banker's Trust          Sale of 360,448 shares of the Prudential Jennison
   Company              Balanced Account                                    $            --   $   792,884   $   716,827
                                                                            ===============   ===========   ===========

Banker's Trust          Purchase of 648,265 Rayonier Inc.
   Company              Common Shares                                       $    23,513,318   $        --   $23,513,318
                                                                            ===============   ===========   ===========

Banker's Trust          Sale of 53,446 shares of Rayonier Inc.
   Company              Common Shares                                       $            --   $ 2,037,574   $ 1,864,231
                                                                            ===============   ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Hartford Group
   Company              common stock                                        $            --   $10,315,367   $ 7,118,321
                                                                            ===============   ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Industries, Inc.
   Company              common stock                                        $            --   $ 5,481,372   $ 3,531,570
                                                                            ===============   ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Corporation
   Company              common stock                                        $            --   $12,093,671   $ 7,798,883
                                                                            ===============   ===========   ===========

         (a)                                 (b)                                  (h)           (i)
                                                                              Current Value
                                                                               of Asset on      Net
      Identity of                                                              Transaction      Gain
        Party                      Description of Transaction                     Date         (Loss)
----------------------  -------------------------------------------------      -----------   -----------
Series of Transactions
----------------------
Banker's Trust          Sale of 360,448 shares of the Prudential Jennison
   Company              Balanced Account                                       $   792,884   $    76,057
                                                                               ===========   ===========

Banker's Trust          Purchase of 648,265 Rayonier Inc.
   Company              Common Shares                                          $23,513,318   $        --
                                                                               ===========   ===========

Banker's Trust          Sale of 53,446 shares of Rayonier Inc.
   Company              Common Shares                                          $ 2,037,574   $   173,343
                                                                               ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Hartford Group
   Company              common stock                                           $10,315,367   $ 3,197,046
                                                                               ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Industries, Inc.
   Company              common stock                                           $ 5,481,372   $ 1,949,802
                                                                               ===========   ===========

Banker's Trust          Sale of 208,020 shares of ITT Corporation
   Company              common stock                                           $12,093,671   $ 4,294,788
                                                                               ===========   ===========

                                                                     SCHEDULE II
                                                                     (Continued)

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

        (a)                            (b)                                     (c)                  (d)               (g)


    Identity of                                                              Purchase             Selling           Cost of
      Party                 Description of Transaction                        Price                Price             Asset
-------------------  --------------------------------------------         ---------------       -----------       -----------
Single Transactions
-------------------
Banker's Trust       Purchase of 8,803,099 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                 $     8,803,099       $        --       $ 8,803,099
                                                                           ===============       ===========       ===========

Banker's Trust       Purchase of 3,305,602 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                 $     3,305,602       $        --       $ 3,305,602
                                                                           ===============       ===========       ===========

Banker's Trust       Sale of 10,466,405 shares of the Banker's Trust
    Company          Pyramid Discretionary Cash Fund                       $            --       $10,466,405       $10,466,405
                                                                           ===============       ===========       ===========

Banker's Trust       Purchase of 10,077,669 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                 $    10,077,669       $        --       $10,077,669
                                                                           ===============       ===========       ===========

Banker's Trust       Sale of 4,132,003 shares of the Banker's Trust
    Company          Pyramid Discretionary Cash Fund                       $            --       $ 4,132,003       $ 4,132,003
                                                                           ===============       ===========       ===========

Banker's Trust       Sale of 62,526 shares of ITT Corporation
    Company          common stock                                          $            --       $ 3,649,955       $ 2,344,164
                                                                           ===============       ===========       ===========

        (a)                            (b)                                     (h)               (i)
                                                                          Current Value
                                                                           of Asset on           Net
    Identity of                                                            Transaction           Gain
      Party                 Description of Transaction                        Date              (Loss)
-------------------  --------------------------------------------          -----------       -----------
Single Transactions
-------------------
Banker's Trust       Purchase of 8,803,099 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                  $ 8,803,099       $        --
                                                                            ===========       ===========

Banker's Trust       Purchase of 3,305,602 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                  $ 3,305,602       $        --
                                                                            ===========       ===========

Banker's Trust       Sale of 10,466,405 shares of the Banker's Trust
    Company          Pyramid Discretionary Cash Fund                        $10,466,405       $        --
                                                                            ===========       ===========

Banker's Trust       Purchase of 10,077,669 shares of the Banker's
    Company          Trust Pyramid Discretionary Cash Fund                  $10,077,669       $        --
                                                                            ===========       ===========

Banker's Trust       Sale of 4,132,003 shares of the Banker's Trust
    Company          Pyramid Discretionary Cash Fund                        $ 4,132,003       $        --
                                                                            ===========       ===========

Banker's Trust       Sale of 62,526 shares of ITT Corporation
    Company          common stock                                           $ 3,649,955       $ 1,305,791
                                                                            ===========       ===========

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Rayonier Inc.'s previously filed Registration Statement on Form S-8 (File No. 33-65291).



                                                             ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 27, 1997

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Income Plan Committee for the Employees Retirement Income Plans for Rayonier Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                          Rayonier Investment and Savings Plan for Salaried Employees
                                      (Name of Plan)

                          By: Rayonier Inc. Plan Administrator

Date    June 23, 1997     By         JOHN P. O'GRADY
      ----------------       ------------------------------------
                                     John P. O'Grady
                            Senior Vice President, Administration


                                       15